Exhibit 3

FOR IMMEDIATE RELEASE

Contact:

Eli Combs

Alden Global Capital

212-888-5500

Alden Global Capital Announces Inability to Reach Agreement on Revised

Transaction with Emmis Communications

New York, NY September 9, 2010 — Alden Global Capital (“Alden”) announced today that the proposed revised terms of the transaction to take private Emmis Communications Corporation (“Emmis”) are not acceptable to Alden. These revised terms were proposed by Emmis and a group of holders of Emmis Preferred Stock who had objected to the terms agreed between Alden and JS Acquisition, Inc. (“JS Acquisition”), the entity formed for the purpose of effecting the transaction with Emmis.

Alden had previously agreed with JS Acquisition as to the terms on which JS Acquisition would purchase all of the outstanding shares of Emmis Class A Common Stock for $2.40 (the “Tender Offer”) and its offer to issue 12% PIK Senior Subordinated Notes due 2017 (the “New Notes”) in exchange for Emmis’ 6.25% Series A Cumulative Convertible Preferred Stock at a rate of $30.00 principal amount of New Notes for each $50.00 liquidation preference of Preferred Stock (the “Exchange Offer”), including the terms on which Alden would fund such transactions. A group of holders of Preferred Stock had determined to block the transactions, and had negotiated the revised terms. Such holders of Preferred Stock own sufficient shares of outstanding stock to block the transaction and, as such, it has become impossible to complete a deal on the terms originally agreed by the parties. Although Alden participated in such discussions to a limited extent, Alden believes that the terms negotiated between JS Acquisition and such preferred holders would result in an amount of leverage on the company that would make the transactions unattractive to Alden, and Alden could not agree to such terms.

Subsequently, Alden and JS Acquisition engaged in discussions in an effort to structure a transaction that would be acceptable to each of the holders of Preferred Stock, Alden and JS Acquisition. After numerous proposals had been discussed in an effort to reach an agreement, Alden has concluded that further discussions would not result in a transaction that would be agreeable to Alden. As a result, Alden has determined not to agree to further extensions of the Tender Offer and Exchange Offer and, when Alden’s right to terminate the Securities Purchase Agreement matures on September 25, 2010, it will exercise such right.